Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three and Six Months Ended June 30, 2026

This document contains management’s discussion and analysis (“MD&A”) of the results and financial condition of New Found Gold Corp. (the “Company”, “New Found Gold”, or “NFG”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and June 30, 2025 and related notes thereto. In addition, this MD&A should be read in conjunction with the audited annual financial statements and the related notes for the years ended December 31, 2025 and December 31, 2024. The financial data was prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as applicable to interim financial reports including International Accounting Standards 34 – Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and all figures are reported in Canadian dollars unless otherwise indicated. Please refer to the cautionary note regarding forward-looking statements and information within this MD&A and the Risks Factors discussed in the Company’s most recent Annual Information Form (“AIF) on file with the Canadian provincial securities, regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated, references in this MD&A to “Q2 2026” or the “Quarter” mean the three months ended June 30, 2026, and references to “H1 2026” mean the six months ended June 30, 2026 (with “Q2 2025” and “H1 2025” referring to the corresponding three- and six-month periods ended June 30, 2025, respectively). Where a discussion applies equally to both periods, this MD&A refers to the “three and six months ended June 30, 2026”; where the analysis differs by period, results for Q2 2026 and H1 2026 are presented separately.

Forward-Looking Statements and Technical Disclosure

This MD&A contains forward-looking information and forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation. The effective date of this report is August 11, 2026 (the “Effective Date”).

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including use of the capitalized terms “Mineral Resources” and “Mineral Reserves”, has been prepared in accordance with the requirements of, and imports the meaning of such terms as defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”), as applicable, and should be read in conjunction with the cautionary statements provided in section “Cautionary Statements – Cautionary Note for United States Investors” at the end of this MD&A.

The scientific and technical information disclosed in this MD&A was reviewed and approved by Keith Boyle, P. Eng., CEO and Director, and a Qualified Person as defined under NI 43-101. Mr. Boyle consents to the publication of this MD&A by New Found Gold. The scientific and technical information in this MD&A relating to the Queensway Gold Project (“Queensway”) is derived from the “NI 43-101 Technical Report, Queensway Gold Project, Newfoundland and Labrador, Canada” with an effective date of June 30, 2025 (the “Queensway Technical Report”). The scientific and technical information relating to the Hammerdown Gold Project (“Hammerdown”) is derived from “Hammerdown Gold Project, Preliminary Economic Assessment Technical Report, Newfoundland and Labrador, Canada”, with an effective date of February 18, 2026 prepared by WSP Canada Inc. in compliance with NI 43-101 (the “Hammerdown Technical Report”). Both are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR (www.sec.gov/edgar).

New Found Gold is an emerging
Canadian gold producer listed on the TSX
Venture Exchange (TSXV:NFG) and the
NYSE-American Exchange (NYSE:NFGC)

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Overview and Highlights
The three months ended June 30, 2026 ("Q2 2026") was the Company's second full quarter operating as a multi-asset emerging Canadian gold producer following the November 13, 2025 acquisition of Maritime Resources Corp. ("Maritime"). During the quarter, the Company closed a $115 million ("M") at market bought deal equity financing (the “Bought Deal”) and drew the first $70M tranche of its $105M EdgePoint senior secured credit facility (the “Credit Facility”), becoming fully funded to advance the Queensway Phase I development while continuing the operational ramp-up to commercial production at Hammerdown, and materially expanding the 2026 Queensway work program. The Company also advanced its graduation from the TSX Venture Exchange (“TSXV”) to the Toronto Stock Exchange (“TSX”), receiving conditional approval on June 29, 2026.

Key Q2 2026 Strategic and Corporate Highlights

•Closing of $115M bought deal financing. On April 27, 2026, the Company closed the previously announced at market Bought Deal offering of 38,870,000 common shares at $2.96 per share, including the full exercise of the underwriters' 5,070,000-share over-allotment option, for aggregate gross proceeds of $115,055,200. The offering was led by BMO Capital Markets and SCP Resource Finance LP as co-lead underwriters, together with a syndicate of nine additional underwriters; EdgePoint Investment Group Inc. ("EdgePoint") and cornerstone investor Eric Sprott, who maintained his approximate 19% shareholding, participated with co-lead orders. The Company paid the underwriters an aggregate cash fee of $5,160,441, representing 4.5% of gross proceeds.

•Initial $70M drawdown under the EdgePoint Credit Facility. On May 19, 2026, the Company announced that EdgePoint funded the initial $70,000,000 Tranche 1 advance under the previously announced $105,000,000 Credit Facility, reflecting a principal amount subject to a 2.0% original issue discount. In connection with the advance, the Company issued to EdgePoint and its nominees 2,489,818 non-transferable Tranche 1 warrants having an aggregate value of US$6,000,000. Each warrant entitles the holder to purchase one common share (each, a “Common Share”) of the Company at an exercise price of $3.30 per Common Share, and is exercisable until May 15, 2029. A further $35,000,000 Tranche 2 is available at the Company's discretion within 12 months of the Tranche 1 drawdown.

•Expansion of the 2026 Queensway work program. On June 2, 2026, the Company announced the expansion of a fully funded $44M work program at Queensway, increasing the 2026 diamond drilling program to 90,000 metres ("m") and mobilizing two additional rigs to bring the total to six active rigs. The expanded program shifts from the initial development-focused drilling in the Appleton Fault Zone Core ("AFZC") to a broader program emphasizing discovery and resource growth, including deep drilling below the AFZC, step-out drilling at Dropkick, and district-scale surface exploration.

•Hammerdown ramp-up progressing toward commercial production. On June 11, 2026, the Company reported that delivery of mineralized material to the Pine Cove Mill ("Pine Cove") is nearing the steady-state design rate of 700 tonnes per day ("tpd"), with head grade increasing toward preliminary economic assessment (“PEA”) levels; the operation is fully staffed with 40 new jobs created, with over 90% of new hires coming from Newfoundland and Labrador (“NL”); and the project recorded zero lost-time incidents over more than 105,000 person-hours worked in 2026. The Company reaffirmed its target of declaring commercial production in the second half of 2026, at an anticipated run rate of 20,000 to 25,000 ounces of gold per year at an all-in sustaining cost of approximately US$2,500 per ounce.

•Conditional approval to graduate to the Toronto Stock Exchange. On June 29, 2026, the Company announced that it had received conditional approval to list its common shares on the TSX and graduate from the TSXV. Final approval is subject to fulfilling all TSX requirements, including receipt of all required documentation on or before September 14, 2026. The ticker NFGC on the TSX has been reserved to align with the Company's NYSE American symbol. On graduation, the Company's shares will trade on the TSX under the symbol NFGC and will be delisted from the TSXV.

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

•Continued Queensway exploration success. The Company reported further high-grade drill results during the second quarter including the final 2025 results from the Dropkick Zone (April 22, 2026) and final 2025 AFZC infill results from Keats West, Iceberg and Keats (May 4, 2026), supporting a planned H2 2026 Queensway mineral resource estimate (“MRE”) update.

•Queensway environmental assessment initiated. The Queensway Phase I Environmental Registration ("ER") was submitted to the NL Department of Environment, Conservation and Climate Change on April 30, 2026 and registered on May 7, 2026, commencing the provincial environmental assessment ("EA") process under the NL Environmental Protection Act.

Subsequent Events

The following events occurred between June 30, 2026 and the Effective Date:

•Queensway Phase I — Environmental Preview Report. By a decision letter dated July 3, 2026 (the “Decision Letter”), the Minister of Environment, Conservation and Climate Change notified the Company that an Environmental Preview Report (“EPR”) is required for Queensway Phase I, following review of the Queensway ER submitted on April 30, 2026. The Company expects to receive EPR guidelines within 60 days of the Decision Letter. Once the EPR has been submitted by the Company, it will be subject to a 35-day public review, and the Minister will provide a decision on the EPR within 45 days of the EPR submission.

•Pine Cove conversion permit amendment received. The Company received the permit amendment to convert the Pine Cove circuit from the current flotation–leach–Merrill-Crowe circuit to a gravity-carbon-in-leach (“Gravity-CIL”) circuit, which the Company expects will increase Hammerdown feed recoveries from the 87% design criterion to approximately 92%. A separate permit amendment to expand throughput capacity to 1,400 tpd will be applied for in due course.

•Lotto Zone (“Lotto”) channel and drill results. The Company reported 2025 channel sample and infill drill results in July 21, 2026. The results included up to 23.7 grams of gold per tonne (“g/t Au”) over 15.88 m from channel samples and 43.5 g/t Au over 4.75 m from diamond drill holes (“DDH”) of Phase 2 open pit and underground inferred mineral resource blocks.

Looking Ahead
The Company's priorities for H2 2026 are:

•Completing the operational ramp-up projects at Hammerdown and declaring commercial production;
•Advancing Queensway Phase I through engineering, procurement and construction management (“EPCM”) work with WSP Canada Inc. ("WSP") and the provincial environmental assessment process, targeting first Queensway Phase I material to the mill in Q4 2027;
•Executing the expanded 90,000 m 2026 Queensway work program and filing an updated Queensway Technical Report, inclusive of an updated MRE; and
•Commencing exploration, data compilation, interpretation and geological modelling of the Hammerdown-area landholdings acquired through the Maritime transaction.

The closing of the Bought Deal and the initial Credit Facility drawdown, provide the balance-sheet strength to execute on these priorities, complemented by future cash flow from Hammerdown.

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Description of the Business
Corporate Overview
New Found Gold is a Canadian gold mining and development company with its principal assets located in the province of NL, Canada. The Company’s common shares are listed on the TSXV under the symbol “NFG” and on the NYSE American stock exchange (“NYSE American”) under the symbol “NFGC.” The Company is principally engaged in the production and sale of gold, as well as the acquisition, exploration, evaluation, and development of resource properties.

The Company’s principal mineral assets consist of Queensway and Hammerdown. During the year ended December 31, 2025, the Company completed the strategic acquisition of Maritime, expanding its asset base and advancing its corporate strategy toward becoming an emerging multi-asset gold producer. As a result, the Company now holds a diversified portfolio of gold assets at varying stages of development, ranging from advanced exploration and near-term development to emerging production, together with processing infrastructure.

The Company’s business strategy is centered on creating long-term shareholder value through disciplined technical execution, responsible environmental and social practices, and the strategic consolidation of high-quality gold assets within a stable and globally recognized mining-positive jurisdiction.

Apart from those noted above. there were no other material changes in the Company's business or corporate structure during Q2 2026.
.
Queensway
Queensway is the Company's flagship, 100%-owned gold exploration and development asset, encompassing 219,175 hectares ("ha") in central Newfoundland, Canada. The project is situated along two regional-scale fault systems, the AFZ

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

and the Joe Batts Pond Fault Zone ("JBPFZ"), each with a strike extent of more than 110 kilometres (“km”) and is accessible by the Trans-Canada Highway with proximity to power, ports and an established mining services sector in the town of Gander.

The 2025 technical framework for Queensway based on the initial MRE (with an effective date of March 15, 2025) and the Queensway PEA released on July 21, 2025, both disclosed in detail in the 2025 Annual MD&A and the Queensway Technical Report, was unchanged during Q2 2026. An updated Queensway Technical Report, inclusive of an updated MRE, is planned for H2 2026.

Expansion of the 2026 Queensway Work Program

On June 2, 2026, the Company announced the expansion of a fully funded $44M 2026 work program at Queensway. Diamond drilling was increased to 90,000 m, with two additional rigs mobilized in mid-June to bring the total to six active rigs from the four active since the program commenced in January 2026. Planned 2026 drilling is allocated approximately 45% to discovery and resource growth, targeting extensions of the AFZC system at depth which is confirmed open below the current mineral resource to more than 1,000 m, the mineralized corridor between the Keats, Iceberg and Keats West zones, and strike and depth extensions at Dropkick, with the balance directed to development-related resource conversion, a resumption of grade control drilling, and district-scale surface exploration, including trenching and target generation, across the land package.

Published Exploration Results

•Dropkick Zone final 2025 results. On April 22, 2026, the Company reported final results from 6,145 m in 20 DDH completed in Q4 2025 at Dropkick, in the AFZ Peripheral area ("AFZP") approximately 11 km north of the AFZC. Highlight intercepts included 24.8 g/t Au over 14.00 m, 13.4 g/t Au over 8.10 m west of the AFZ and 6.75 g/t Au over 18.35 m east of the AFZ. The 2025 program expanded the zone over a 1.4 km strike extent and to a vertical depth of 300 m and identified new mineralization east of the AFZ. Results from the Company's 2024 and 2025 Dropkick drilling will be included in the planned H2 2026 MRE update.

•AFZC infill — final 2025 results at Keats West, Iceberg and Keats. On May 4, 2026, the Company reported 22,796 m in 201 DDH, comprising final Phase 1 open-pit infill drilling at Keats West, Iceberg and Keats, step-out drilling below the Phase 2 Keats and Iceberg pits, and pre-development, geotechnical and hydrogeological drilling completed in 2025. Highlight intercepts included 9.51 g/t Au over 19.85 m (Keats West), 8.40 g/t Au over 12.45 m (Iceberg) and 36.1 g/t Au over 2.00 m (Keats). Results confirmed the continuity of gold mineralization in the block model and mine plan, while step-out drilling below the Phase 2 pits demonstrated potential to add to the resource base proximal to the AFZC.

Phase I EPCM Contract with WSP Canada Inc.

On January 26, 2026, the Company entered into a Phase I EPCM contract with WSP for the development of Queensway Phase I as outlined in the Queensway PEA. The EPCM scope of work includes Queensway site development and detailed engineering for the conversion and expansion of Pine Cove which the Company selected as the offsite milling facility for Queensway Phase I. Detailed engineering, early works and geotechnical drilling at Pine Cove commenced in Q1 2026 and continued through Q2 2026, alongside procurement of long-lead items and securing of major contracts, with the objective of completing the Pine Cove conversion and expansion to accept first mineralized material from Queensway by Q4 2027.

Queensway Phase I Finance Package

The Company completed its structured finance process in Q2 2026 with the closing of both components of the $220M Finance Package: the $115M Bought Deal, and the $105M EdgePoint Credit Facility. See “Liquidity and Capital Resources” below.

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Following closing of the Finance Package in Q2 2026, and together with expected cash flow from Hammerdown operations, the Company has the funding required to advance Queensway Phase I and to maintain general corporate and working capital flexibility.

2026 Outlook

Key Queensway priorities for the balance of 2026 are:

•Completion of the expanded 2026 drill program — completing the expanded 90,000 m, six-rig 2026 drill program, including continued AFZC depth-extension drilling, step-out drilling at Dropkick, and new regional target generation at Pauls Pond, Greenwood and Gazeebow South, for H2 2026 and beyond.

•Publication of an updated Queensway NI 43-101 Technical Report, inclusive of an updated MRE.

•Progression of the environmental assessment process following registration of the ER on May 7, 2026, including responding to the EPR guidelines expected from the NL Minister of Environment, Conservation and Climate Change within 60 days of the July 3, 2026 decision letter.

•Continued advancement of Queensway Phase I development, including EPCM execution with WSP, long-lead-item procurement and the Pine Cove conversion and expansion, toward first Queensway Phase I material to the Pine Cove Mill, targeted for Q4 2027, subject to receipt of all required permits.

Hammerdown
Hammerdown is the Company's 100%-owned gold project in north-central Newfoundland acquired through the November 13, 2025 Maritime acquisition and ramping up to commercial production. The project comprises the Hammerdown and Orion deposits located on the Hammerdown property, the Stog'er Tight deposit and the permitted Pine Cove milling and tailings facility located on the Pine Cove property, the Nugget Pond Hydrometallurgical Gold Plant, and a 45,661 ha land package with associated infrastructure. Access, infrastructure, ownership interests and royalty obligations were unchanged during Q2 2026 and are described in full in the 2025 Annual MD&A and the Hammerdown Technical Report. The February 26, 2026 Hammerdown PEA and updated MRE, and the Hammerdown Technical Report filed on March 17, 2026, are also described in detail in the Q1 2026 MD&A.

Operational Performance and Ramp-Up

Q2 2026 was the second full quarter of pre-commercial production at Hammerdown and Pine Cove. The Hammerdown deposit is being mined as a conventional open-pit truck-and-shovel operation by a mining contractor, with run-of-mine mineralized material processed at Pine Cove at a nominal rate of 700 tpd. In its June 11, 2026 operational update, the Company reported the following ramp-up progress:

•Health and safety — zero lost-time incidents and a total recordable incident frequency rate of zero over more than 105,000 person-hours worked in 2026 to that date.
•Mining — production mining, drilling and haulage contracts with Newfoundland-based contractors in place; overburden stripping for the Phase I pit completed in Q1 2026; and the main access ramp established and advancing.
•Milling — delivery of mineralized material to Pine Cove achieving the 700 tpd design criterion, with lower-grade material stockpiled, and continuous grade-control improvements increasing the head grade delivered to the mill toward PEA levels, with gold reconciling from the block model to the mill. Mill recoveries reached the Hammerdown PEA design criterion of 87% in mid-Q2 2026, with peak mill throughput of 1,394 tpd achieved against the 700 tpd design rate.

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

•Construction — civil works on schedule for completion by the end of Q3 2026, and the permanent crushing and sorting plants on schedule for completion by the end of Q4 2026.
•Workforce — fully staffed, with 40 new jobs created to date with over 90% of new hires originating from NL.
The Company anticipates declaring commercial production in H2 2026, at a run rate of 20,000 to 25,000 ounces of gold per year at an all-in sustaining cost of approximately US$2,500 per ounce, in line with the Hammerdown PEA.

Pine Cove — Conversion and Expansion

Pine Cove currently processes mineralized material from the Hammerdown deposit through a flotation–leach–Merrill-Crowe circuit. The Company plans to convert Pine Cove to a Gravity-CIL circuit to also accept Queensway Phase I feed, creating a single processing facility supporting both projects under a hub-and-spoke configuration. Subsequent to quarter-end, on July 6, 2026, the Company reported that the permit amendment to convert the circuit to Gravity-CIL had been received, with the permit to expand throughput and accept Queensway Phase 1 material to be applied for in due course. Recent test work indicates the conversion is expected to increase recoveries of Hammerdown deposit feed from the 87% design criterion to approximately 92%.

2026 Outlook

Hammerdown priorities for the balance of 2026 are:

•Completion of the operational ramp-up and declaration of commercial production;
•Commissioning of the sorter, with sorting at the Hammerdown deposit expected to commence in 2027;
•Advancement of engineering and procurement for the Pine Cove conversion and expansion;
•Commencement of exploration on the Hammerdown-area landholdings acquired through Maritime;
•Continued optimization of the integrated mine plan.

Hammerdown is expected to begin to generate operating cash flow in H2 2026, complementing the proceeds from the Finance Package.

Environmental, Social and Governance
Environmental, social and governance ("ESG") considerations remain an integral part of the Company's business strategy, the framework for which is described in full in the 2025 Annual MD&A. Q2 2026 ESG activities focused on advancing the Queensway environmental assessment, integrating Hammerdown and Pine Cove operations under consistent ESG policies, and strengthening governance in parallel with the Company's transition to multi-asset operations in 2027.

Environmental Stewardship

Queensway

The Queensway Phase I ER was submitted on April 30, 2026 and registered on May 7, 2026, formally commencing the provincial environmental assessment process under the NL Environmental Protection Act. Environmental sensitivities identified in the 2025 baseline program are generally manageable with standard permitting conditions and mitigation strategies, and no critical habitat for species at risk was identified within the area studied. Subsequent to quarter-end, the Minister of Environment, Conservation and Climate Change notified the Company that an EPR is required for Queensway Phase I. The Company expects to receive EPR guidelines within 60 days of the notice, with the submitted EPR then subject to a 35-day public review and a Ministerial decision within 45 days of submission.

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Hammerdown
Hammerdown continued to operate under existing permits during Q2 2026. The Company received the permit amendment to convert the Pine Cove circuit to Gravity-CIL, which is permitted to operate at 700 tpd and continued scoping the permit amendments required to support the planned expansion of Pine Cove to 1,400 tpd in connection with Queensway Phase I, as contemplated by the Phase I EPCM contract with WSP. The separate permit to expand throughput capacity to 1,400 tpd to also accept Queensway Phase I feed will be applied for in due course.

Reclamation and closure cost provisions are disclosed in the "Financial Position Review" section and the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026.

Health and Safety
The Company continued to prioritize the health and safety of employees, contractors and visitors across all sites during Q2 2026. As reported in the June 11, 2026 Hammerdown Update, the operation recorded zero lost time incidents and a total recordable incident frequency rate of zero over more than 105,000 person-hours worked in 2026. Health and safety practices during Q2 2026 focused on hazard identification, training and adherence to applicable occupational health and safety regulations, and on the continued alignment of policies and procedures across the combined portfolio following the Maritime acquisition. There were no material health and safety incidents at Hammerdown during Q2 2026.

Community and Stakeholder Engagement
At Queensway, community and stakeholder engagement activities during Q2 2026 included continued open communication with local communities, land users and other stakeholders affected by exploration and pre-development activities, together with scoping of the public engagement activities that form part of the provincial EA process initiated by the May 7, 2026 ER registration. Local hiring remained a priority: more than 90% of new Hammerdown hires during H1 2026 were from NL, with approximately 60% of the workforce living within an hour’s drive of site. At Hammerdown, the Company continued the ongoing engagement activities established by Maritime in the mining communities of central Newfoundland where the Hammerdown, Orion, Stog'er Tight and Pine Cove assets are located.

Governance
The Company's governance framework, described in the 2025 Annual MD&A, continued to support oversight of the Company's multi-asset operations. Governance activities and items of note during Q2 2026 included:

•2026 Annual General Meeting. On June 25, 2026, shareholders fixed the board at six directors and elected Paul Andre Huet, Keith Boyle, Tamara Brown, Chad Williams, Allen Palmiere and Andrew Furey; reappointed KPMG LLP as auditor; and approved the Company's 10% rolling stock option plan and 5% rolling share unit plan. Following the meeting, the Board named Paul Andre Huet as Chair and Tamara Brown as independent Lead Director. William Hayden, an independent director since 2024 and former independent Lead Director, did not stand for re-election.

•TSX graduation and ticker symbol change. Board and management oversight of the process to satisfy conditional TSX listing requirements, including the documentation deadline of September 14, 2026, as well as the change of the Company’s stock symbol to “NFGC” upon listing on the TSX, to align with its stock symbol on the NYSE American LLC.

•Finance package oversight. Board approval of the $220M Finance Package announced on April 20, 2026, comprising the Bought Deal and the EdgePoint Credit Facility.

Other than as described above, there were no changes to the composition of the Board of Directors or executive management during Q2 2026.

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Maritime Acquisition
On November 13, 2025 (the “Closing Date”), the Company acquired all of the issued and outstanding common shares of Maritime (the “Maritime Shares”) that it did not already own in exchange for the issuance of its common shares to former Maritime shareholders, pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Transaction”). Under the terms of the Transaction, the Company issued 94,254,209 common shares, together with 2,475,960 replacement stock options and 15,485,137 replacement share purchase warrants. The aggregate purchase consideration was $311.0M. Acquisition-related costs of $4.8M were expensed during the year ended December 31, 2025. As a result of the Transaction, Maritime became a wholly-owned subsidiary of the Company, and the Company acquired Hammerdown, which includes the Hammerdown, Orion and Stog’er Tight deposits, as well as Pine Cove and the Nugget Pond Hydrometallurgical Gold Plant and associated land and infrastructure.

Purchase Price Allocation — Measurement Period Update
The Transaction has been accounted for as a business combination using the acquisition method in accordance with IFRS 3, Business Combinations (“IFRS 3”). Management applied judgment in estimating the preliminary fair value of all assets acquired and liabilities assumed as well as goodwill identified. These judgments and estimates are disclosed in Note 5 to the Company’s audited annual consolidated financial statements for the year ended December 31, 2025.

During Q1 2026, the Company recognized an adjustment to the provisional fair value of in-circuit gold inventory acquired at the Closing Date. The adjustment reflects new information that became available during the quarter and was not reasonably available when the Company's audited consolidated financial statements for the year ended December 31, 2025 were prepared. The new information arose from a strengthened operational reporting capability at Pine Cove implemented post-acquisition.

The Company has revised the fair value of in-circuit gold inventory acquired at the Closing Date by $5,164,927, with a corresponding adjustment to goodwill of $3,461,792 (after recognition of the related deferred income tax effect of $1,703,135). The adjustment is presented as a measurement period adjustment with the comparative information presented in the Q2 2026 unaudited interim consolidated financial statements retrospectively revised in accordance with IFRS 3.

The change in the fair value of inventories at the Closing Date also gives rise to a decrease in cost of sales of $1,070,507 and an increase in deferred income and mining tax expense of $548,781 for the period from the Closing Date to December 31, 2025, resulting in a decrease in the comparative net loss for the year ended December 31, 2025 of $521,727. The adjustment is non-cash and has no effect on cash flows from operating, investing or financing activities for either the comparative period or the three and six months ended June 30, 2026. Refer to Note 4 to the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 for the full revised purchase price allocation.

The preliminary purchase price allocation, as adjusted, remained provisional as at June 30, 2026, with goodwill recognized at $124,536,089. Any further adjustments during the measurement period, which ends no later than November 13, 2026. will be presented retrospectively as of the Closing Date in accordance with IFRS 3, with corresponding adjustments to goodwill.

Integration of Maritime Operations
Integration activities continued during Q2 2026 across operations, finance, health and safety, regulatory affairs and technical functions, building on the Q1 2026 integration described in the Q1 2026 MD&A, including the continued ramp-up of Hammerdown and Pine Cove under a single operating framework, alignment of accounting policies and controls, and integration of treasury, cash management and tax processes. The strengthened Pine Cove operational reporting capability implemented post-acquisition continued to support inventory measurement and metal accounting during the quarter.

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Results of Operations
The following discussion of results of operations should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and the audited consolidated financial statements for the year ended December 31, 2025 and the related notes thereto.
Comparability of Results
Comparisons between the current and prior periods are affected by several significant factors. The acquisition of Maritime, which closed on November 13, 2025, resulted in the consolidation of Maritime's financial results from the acquisition date onward. Q2 2026 represent the second full quarter of Maritime’s mining and processing operations at Hammerdown and Pine Cove, while the comparative Q2 2025 predate the acquisition and do not include any contribution from Maritime, including revenue, cost of sales, or the associated segment assets and liabilities. Accordingly, the results for Q2 2026 and H1 2026 are not directly comparable to Q2 2025 and H1 2025.

Certain comparative figures on the condensed consolidated interim statements of financial position, statements of loss and comprehensive loss and statements of cash flows have been reclassified to conform to the current year presentation.

	Three months ended		Six months ended
	Jun 30, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Revenue	$15,722,168	$–	$25,609,997	$–
Cost of sales	13,797,391	–	22,248,991	–
Income from mine operations	1,924,777	–	3,361,006	–
Exploration and evaluation expenditures	(14,812,587)	(8,640,461)	(27,367,471)	(14,370,837)
General and administrative expenses	(2,651,046)	(1,710,273)	(7,745,008)	(5,535,990)
Share-based compensation	(1,717,407)	(1,511,486)	(3,496,320)	(1,358,932)
Income (loss) from operations	(17,256,263)	(11,862,220)	(35,247,793)	(21,265,759)
Other income	6,453,277	1,299,027	5,801,964	1,765,116
Loss before income and mining taxes	(10,802,986)	(10,563,193)	(29,445,829)	(19,500,643)
Income and mining tax expenses - deferred	(274,963)	–	(741,176)	–
Net loss and comprehensive loss	(11,077,949)	(10,563,193)	(30,187,005)	(19,500,643)
Loss per share — basic and diluted	$(0.03)	$(0.05)	$(0.12)	$(0.10)
Revenue
Revenue of $15,722,168 and $25,609,997 was recognized for Q2 2026 and H1 2026, respectively, comprising gold revenue of $15,679,852 and $25,541,342, respectively, and silver revenue of $42,316 and $68,655, respectively. Gold doré bars produced at Pine Cove from Hammerdown mineralized material are shipped to the Royal Canadian Mint, where they are refined into gold bullion, with the resulting refined gold bullion (and associated silver by-product) sold by the Company to its customer. Revenue is recognized under IFRS 15, Revenue from Contracts with Customers, at the point in time when control of the refined gold and silver passes to the customer. No revenue was recognized in the prior comparable period, as Maritime had not yet been acquired.
A deferred revenue of $5,126,202 was recognized at June 30, 2026 (December 31, 2025 - $nil), representing customer prepayments received in respect of refined gold that had not been delivered as at the quarter-end date.
Cost of Sales
Cost of sales for Q2 2026 was $13,797,391, comprising operating expenses of $13,684,515 and selling expenses of $112,876. Operating expenses were composed of contractor costs ($12,248,584), salaries and employee benefits ($2,466,745), raw materials and consumables ($2,614,983), site administration ($1,336,038), repairs and maintenance

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

($29,908) and depreciation ($105,350), aggregating to $18,801,608, less a $5,117,093 credit reflecting the change in inventories during the period representing production-related costs capitalized into stockpile, work-in-process and finished-goods inventories. No cost of sales was incurred in Q2 2025.
Cost of sales for H1 2026 was $22,248,991, including operating expenses of $22,084,481 and selling expenses of $164,510. Operating expenses consisted of contractor costs ($20,290,079), salaries and employee benefits ($4,448,567), raw materials and consumables ($4,355,415), site administration ($2,329,215), repairs and maintenance ($288,665) and depreciation ($207,011), aggregating to $31,918,952, less a $9,834,471 credit reflecting the change in inventories during the period representing production-related costs capitalized into stockpile, work-in-process and finished-goods inventories, No cost of sales was incurred in H1 2025.

Income from Mine Operations
Income from mine operations was $1,924,777 and $3,361,006 for Q2 2026 and H1 2026, respectively. The positive contribution reflects the early stages of ramp-up of mining at the Hammerdown deposit and milling at Pine Cove during the first two full quarters of consolidated operations, together with the impact of the build-up of inventories during the period, partially offset by ramp-up-stage operating costs. The Company expects to achieve more representative steady-state mine-level margins as production stabilizes through H2 2026.
Exploration and Evaluation Expenditures
Exploration and evaluation (“E&E”) expenditures during Q2 2026 were $14,812,587, an increase of $6,172,126 (or 71%) compared to $8,640,461 in Q2 2025. The increase reflects the ramp-up of the 2026 Queensway drill program in contrast to the comparatively slower drilling pace in Q2 2025. The principal components of the increase in Q2 2026 E&E expenditures were drilling ($1,500,102), personnel, consulting and overheads ($1,876,663), assaying and metallurgical testing ($667,511), technical studies and resource evaluation ($952,361), and property holding and other costs ($1,055,197). The Queensway Project accounted for $13,871,365 (94%) of total Q2 2026 E&E expenditures, with the balance of $941,222 incurred on Maritime-acquired exploration assets.

E&E expenditures during the six months ended June 30, 2026 were $27,367,471 an increase of $12,996,634 (or 90%) compared to $14,370,837 in H1 2025. The increase reflects the continued ramp-up of the 2026 Queensway drill program in contrast to the comparatively slower drilling pace in H1 2025. The primary contributors of the increase in H1 2026 E&E expenditures were drilling ($4,919,527), personnel, consulting and overheads ($2,385,669), assaying and metallurgical testing ($1,344,947), technical studies and resource evaluation ($2,367,144) and property holding and other costs ($1,382,889). The Queensway Project accounted for $26,130,846 (96%) of total H1 2026 E&E expenditures, with the balance of $1,236,626 incurred on Maritime-acquired exploration assets. Cumulative exploration expense as at June 30, 2026 was $337,171,267.

General and Administrative Expenses
General and administrative (“G&A”) expenses for Q2 2026 were $2,651,046, compared to $1,710,273 for Q2 2025, an increase of $940,773. The primary drivers of the increase were:
•An increase of $13,968 in salaries and benefits reflecting the strengthened management and corporate team appointed starting 2025 and the broader corporate footprint following the Maritime acquisition, indicating moderate and consistent changes compared to Q1 2025;
•An increase of $817,180 in office and other expenses reflecting the larger operating footprint, expanded governance and compliance activities, and increased marketing and shareholder outreach activities, supporting a multi-asset organization;
•An increase of $67,948 in professional fees for external legal, finance and advisory services; and
•An increase of $41,677 in depreciation

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

G&A expenses for H1 2026 were $7,745,008 compared to $5,535,990 for H1 2025, an increase of$2,209,018. The increase was primarily driven by:
•An increase of $932,741 reflecting the strengthened management and corporate team appointed during 2025 and the separation payments made to former key management personnel as part of the management transition during H1 2025;
•An increase of $1,370,102 in office and other expenses reflecting the larger operating footprint, expanded governance and compliance activities, increased marketing and shareholder outreach activities, and incremental insurance and IT costs supporting a multi-asset organization; and
•An increase of $68,207 in depreciation.
These increases were offset by a decrease of $162,032 in professional fee for external legal, finance and advisory services.

Share-Based Compensation
Share-based compensation expense (“SBC”)_for Q2 2026 and H1 2026 were $1,717,407 and $3,496,320 respectively, compared to $1,511,486 and $1,358,932 for Q2 2025 and H1 2025, respectively. The Q2 2026 and H1 2026 expense reflects ongoing vesting of stock options and restricted share units (“RSUs”) granted during 2025. Share-based compensation expense was lower during Q2 2025 and H1 2025 due to recovery from forfeitures of previously granted awards. Share-based compensation is non-cash in nature and is recognized over the vesting period of the respective awards in accordance with IFRS 2, Share-based Payments.
Other Income and Expenses
Net other income was $6,543,277 for Q2 2026 and $5,801,964 for H1 2026, compared to net other income of $1,299,027 and $1,765,116 for Q2 2025 and H1 2025, respectively. The principal movements were:
•Settlement of flow-through share premium of $2,941,871 for Q2 2026 and $5,552,975 for H1 2026 (Q2 2025 – $754,768; H1 2025 – $754,768), reflecting the pro-rated de-recognition of flow-through share premium liability as qualifying Canadian Exploration Expenses ("CEE") were incurred pursuant to the Company's June 2025 flow-through financings. The flow-through share premium liability was reduced from $8,677,099 at December 31, 2025 to $3,124,124 at June 30, 2026.
•Gains on investments of $3,808,641 for Q2 2026 and $435,054 for H1 2026 (Q2 2025 – $521,352; H1 2025 – $726,853), substantially comprising unrealized fair-value gains on the Company's equity investment in Kirkland Lake Discoveries Corp., offset by fair-value losses on the Company's investment in Epic Gold Corp. (formerly Exploits Discovery Corp.).
•Interest income of $757,882 for Q2 2026 and $1,103,671 for H1 2026 (Q2 2025 – $109,407; H1 2025 – $381,151), reflecting interest earned on cash balances, driven by higher average cash balances and short-term investments following the completion of the $115M Bought Deal and $70M Tranche 1 drawdown from the Credit Facility, partially offset by lower interest income from the secured notes that were disposed of in 2025.
•Interest, accretion and financing expenses of $1,100,424 for Q2 2026 and $1,208,878 for H1 2026 (Q2 2025 – $4,257; H1 2025 – $9,473), reflecting accretion on the reclamation and closure cost provisions and the significant increase in interest expense on the Company's loan obligations, primarily the $70M Tranche 1 drawdown on the Credit Facility at an annual coupon rate of 8.75%.
•Part XII.6 tax of $103,625 for Q2 2026 and $212,958 for H1 2026 (Q2 2025 – $nil; H1 2025 – $nil), in respect of unspent flow-through proceeds under the Look-Back Rule in accordance with the Income Tax Act of Canada.

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Income Taxes
Deferred income and mining tax expenses of $274,963 and $741,176 were recognized for Q2 2026 and H1 2026, respectively (Q2 2025 and H1 2025: $nil), principally reflecting deferred mining tax expense arising from mining tax depreciation of acquired property, plant and equipment (“PP&E”) exceeding book depreciation, together with the deferred tax effect of reduction in non-capital losses.
Net Loss
Net loss and comprehensive loss for Q2 2026 and H1 2026 were $11,077,949 and $30,187,005, respectively, or $0.03 and $0.12 per common share (basic and diluted), respectively, compared to net loss of $10,563,193 and $19,500,643, respectively, or $0.05 and $0.10 per common share, respectively, for Q2 2025 and H1 2025.
The increase in net loss of $514,756 for Q2 2026 and $10,686,362 for H1 2026, in each case compared to the corresponding prior-year period, was driven primarily by the higher E&E expenditures associated with the 2026 Queensway drill program, higher G&A expenses and interest expense, together with higher share-based compensation expense in the six-month period. These increases were partially offset by income from mine operations of $1,924,777 for Q2 2026 and $3,361,006 for H1 2026, the settlement of flow-through share premium of $2,941,871 and $5,552,975 respectively, gains on investment of $3,808,641 and $435,054 respectively, and interest income of $757,882 and $1,103,671 respectively, which reduced other expenses.

Financial Position Review
Cash and Cash Equivalents
Cash and cash equivalents increased by $134,993,710, from $58,838,699 at December 31, 2025, to $193,832,409 at June 30, 2026. The increase primarily reflects cash proceeds received from the Bought Deal, the Tranche 1 drawdown on the Credit Facility, and cash inflows from the exercise of stock options and warrants. These were partly offset by cash used in operating activities, including the ramp-up of the 2026 Queensway drill program, general and administrative expenses and working capital movements, together with operating and capital expenditures at Queensway, Hammerdown and Pine Cove during the period. Refer to Liquidity and Capital Resources for a detailed cash flow analysis.
Inventories
Inventories increased by $10,439,265, from $4,722,848 (as adjusted) at December 31, 2025, to $15,162,113 at June 30, 2026, reflecting the build-up of operating inventories at Hammerdown and Pine Cove. The increase comprised of work-in-process ($1,366,911, to $3,026,526), finished goods ($1,120,998, to $3,738,733), supplies and consumables ($630,390, to $1,235,206) and stockpiled mineralized material ($1,604,549, to $7,161,648). The Company expects inventories to fluctuate during the period depending on the timing of gold production, final outturn and gold sales.
Investments
Investments increased by $435,054, from $8,895,559 at December 31, 2025 to $9,330,613 at June 30, 2026, attributable to unrealized fair-value gains on the Company’s equity investments in Kirkland Lake Discoveries Corp. ($572,250) partially offset by unrealized fair-value losses from Epic Gold Corp. ($137,196). The Company did not dispose of any investments during the period and has no intention of doing so in the near term.
Property, Plant and Equipment
PP&E increased by $19,529,448, from $250,544,133 at December 31, 2025 to $270,073,581 at June 30, 2026. The increase primarily reflects capital additions at Hammerdown and Pine Cove ($14,855,483) and Queensway ($5,193,925), partially offset by depreciation expense of $674,401 (allocated $207,013 to cost of sales and $467,388 to general and administrative

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

expenses) and other movements. The Maritime mineral interest, included within PP&E, continues to reflect the preliminary fair value assigned in the November 13, 2025 acquisition.
Exploration and Evaluation Assets
Exploration and Evaluation Assets(“E&E”) assets marginally increased by $70,280, from $77,664,022 at December 31, 2025, to $77,734,302 at June 30, 2026, comprising claim staking, option payments and license renewal costs of $53,815 at Queensway and an additional $16,465 of legal fees related to the Epic Gold Corp. claims acquired in 2025. Cumulative E&E asset balances at June 30, 2026 were $47,649,002 at Queensway and $30,085,300 at the Maritime-acquired properties and other claims.
Other Asset Items
•Receivables increased by $5,513,053, from $4,325,473 at December 31, 2025 to $9,838,526 at June 30, 2026, primarily reflecting higher sales tax receivables on higher operating, capital and exploration activities during the period.

•Prepayments and deposits decreased by $1,407,625, from $3,353,473 at December 31, 2025 to $1,945,848 at June 30, 2026, primarily reflecting the amortization of insurance and similar prepaid balances, partially offset by new prepayments made during the period.
Liabilities
•Accounts payable and accrued liabilities increased by $14,380,130 to $26,719,654 at June 30, 2026 (December 31, 2025 - $12,339,524), primarily reflecting the increase in accounts payable of $5,625,046 and increase in accrued liabilities of $8,755,084 (including related party balances).

•Deferred revenue of $5,126,202 was recognized at June 30, 2026 (December 31, 2025 - $nil), representing customer prepayments received in respect of refined gold that had not been delivered as at the period-end date.
•Flow-through share premium liability decreased by $5,552,975, from $8,677,099 at December 31, 2025 to $3,124,124 at June 30, 2026, as Qualifying CEE were incurred during the quarter and the related premium was recognized as other income. The remaining flow-through share premium liability requires the Company to incur the balance of qualifying CEE no later than December 31, 2026 in respect of the June 2025 flow-through financings.
•Loans payable (current and non-current portions combined) increased by $66,453,100 to $67,056,794 at June 30, 2026 (December 31, 2025 - $603,694), reflecting the amortized costs of the Tranche 1 drawdown on the Credit Facility ($65,744,125), the repayable contribution received from Atlantic Canada Opportunities Agency (“ACOA”) ($440,978) and movements in vehicle financing assumed in the Maritime acquisition.
•Reclamation and closure cost provisions increased by $137,943 to $11,008,011 at June 30, 2026 (December 31, 2025 - $10,870,068), reflecting accretion costs of $183,778, partially offset by change in estimates of $25,854 and costs incurred of $19,981 during the period.
•Deferred income tax liabilities increased by $741,176 to $83,234,122 at June 30, 2026 (December 31, 2025 - $82,492,946, as adjusted) reflecting a decrease in non-capital losses and higher mining tax depreciation recognized during the period.
Shareholders’ Equity
Shareholders' equity increased by $88,387,792, from $419,618,981 at December 31, 2025 to $508,006,773 at June 30, 2026, principally reflecting share capital activity arising from the Bought Deal, along with stock options and warrant

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

exercises and the settlement of restricted share units during H1 2026, offset by the net loss for the period of $30,187,005. Components of shareholders’ equity at June 30, 2026 were as follows:
•Share capital of $822,486,119 (December 31, 2025 - $703,264,118), an increase of $119,222,001, reflecting common shares issued during Q2 2026 on the closing of the Bought Deal, exercise of stock options and warrants and the settlement of restricted share units, together with related transfers from reserves and warrants on the exercise of share-based instruments.
•Reserves of $41,202,251 (December 31, 2025 - $42,820,506), a decrease of $1,618,255, reflecting movements in the share-based payment reserve from option exercises and RSU settlements, partially offset by share-based compensation recognized during the period.
•Warrants of $30,397,781 (December 31, 2025 - $30,349,683), an increase of $48,098, reflecting the warrants issued to EdgePoint in connection with the Credit Facility at a fair value of $2,740,000, offset by $2,691,902 of outstanding warrants exercised during the period and the resulting transfer to share capital.
•Accumulated deficit of $386,079,378 (December 31, 2025 - $356,815,326), an increase of $29,264,052 representing the H1 2026 net loss of $30,187,005, partly offset by an adjustment relating to stock option forfeitures during H1 2026 of $922,953.
Liquidity and Capital Resources
As at June 30, 2026, the Company had cash and cash equivalents of $193,832,409, working capital surplus of $187,184,398 (current assets of $230,109,509 less current liabilities of $42,925,111), total assets of $705,676,031 and total shareholders' equity of $508,006,773 (December 31, 2025 - cash and cash equivalents of $58,838,699, working capital surplus of $58,464,597, total assets of $535,497,022 and total shareholders' equity of $419,618,981). The working capital surplus at June 30, 2026 increased by $129,719,801 compared to the prior year-end, reflecting proceeds from the $115M Bought Deal and $70M Tranche 1 drawdown on the Credit Facility.

The Company manages its cash balances conservatively, holding funds primarily in high-quality financial institutions in Canada. Working capital fluctuations during H1 2026 were primarily driven by exploration expenditures at Queensway, the operational ramp-up at Hammerdown / Pine Cove, capital additions across both segments, and corporate activities..
Cash Flow Summary

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Cash used in operating activities	$(5,943,202)	$(8,995,849)	$(24,520,414)	$(18,685,900)
Cash (used in) generated from investing activities	(14,631,431)	3,085,945	(20,814,066)	2,651,582
Cash generated from financing activities	176,447,041	60,002,975	180,284,453	60,177,983
Net increase in cash	$155,917,207	$54,052,642	$134,993,710	$44,102,760
Operating Activities
Net cash used in operating activities was $5,943,202 for Q2 2026 and $24,520,414 for H1 2026, compared to $8,995,849 for Q2 2025 and $18,685,900 for H1 2025, a decrease of $3,052,647 for the quarter and an increase of $5,834,514 for the six-month period. In both periods, the underlying operating cash usage was driven primarily by: (i) the continued ramp-up of the 2026 Queensway drill program, which materially increased exploration and evaluation cash expenditures; (ii) higher general and administrative cash costs associated with the Company's continued growth and increasing scale and complexity as it transitions to a multi-asset producer; and (iii) working capital movements, principally the build-up of accounts payable and accrued liabilities (increases of $13,820,626 and $14,581,126, respectively) associated with the ramp-up of exploration

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

activities and overall expansion of the Company, offset by the build-up of operating inventories at Hammerdown and Pine Cove (increases of $5,301,435 and $10,439,951, respectively) and higher sales tax receivable balances resulting from higher exploration activity ($5,315,856 increase for H1 2026). These were partially offset by: (i) cash receipts from the sale of refined precious metals ($15,722,168 of gold and silver revenue recognized in Q2 2026 and $25,609,997 in H1 2026); and (ii) customer prepayments giving rise to a $5,126,202 deferred revenue balance at June 30, 2026.

Investing Activities
Net cash used in investing activities was $14,631,431 for Q2 2026 and $20,814,066 for H1 2026, compared to net cash generated from investing activities of $3,085,945 for Q2 2025 and $2,651,582 for H1 2025. The principal components of the 2026 investing cash outflows were: (i) purchases of property, plant and equipment of $14,183,726 for Q2 2026 and $19,971,237 for H1 2026, primarily related to capital additions at Hammerdown and Pine Cove and at Queensway; (ii) additional financial assurance placed into Guaranteed Investment Certificates relating to Maritime's reclamation and closure cost obligations of $399,964 and $772,550, respectively; and (iii) expenditures on claim staking, license renewals and exploration and evaluation asset acquisitions of $47,741 and $70,279, respectively.
Financing Activities
Net cash from financing activities was $176,447,041 for Q2 2026 and $180,284,453 for H1 2026, compared to $60,002,975 for Q2 2025 and $60,177,983 for H1 2025. The 2026 financing inflows comprised: (i) gross cash proceeds of $115,055,200 received from the Bought Deal closed on April 27, 2026; (ii) cash proceeds of $69,300,000 from the drawdown on Tranche 1 of the Credit Facility, net of a $700,000 establishment fee; (iii) the exercise of 41,250 stock options for Q2 2026 and 1,501,964 stock options for H1 2026, at weighted average exercise prices of $1.08 and $1.42 per share, for net proceeds of $44,587 and $2,108,767, respectively; (iv) the exercise of 33,750 share purchase warrants for Q2 2026 and 1,224,921 share purchase warrants for H1 2026, at weighted average exercise prices of $1.03 and $1.07 per share, for net proceeds of $34,763 and $1,286,638, respectively; and (v) $595,266 received in the six-month period under a contribution agreement with the ACOA supporting eligible project activities (see discussion under "Commitments and Contingencies"). These inflows were offset by share issuance costs of $5,999,652, debt financing costs of $1,832,088, repayment of loans of $35,988 for Q2 2026 and $60,897 for H1 2026, and lease and interest payments of $26,052 for Q2 2026 and $29,039 for H1 2026
Capital Requirements and Outlook
The Company's near-term capital requirements include: (i) the continued ramp-up of Hammerdown to commercial production targeted for H2 2026; (ii) the 2026 Queensway exploration program and remaining Qualifying Canadian Exploration Expense ("Qualifying CEE") commitments of $10,839,763 by December 31, 2026; (iii) advancement of Queensway Phase I development, including the WSP EPCM contract, environmental assessment, and the planned Pine Cove upgrade and expansion; (iv) corporate G&A; and (v) debt service on the Credit Facility.
$220M Finance Package. During Q2 2026, the Company closed the Finance Package consisting of (i) a $115M bought deal equity financing of common shares at $2.96 per share, and (ii) a $105M senior secured credit facility with EdgePoint, comprising a $70M Tranche 1 drawn during the second quarter and a $35M Tranche 2 available at the Company's discretion within 12 months of the Tranche 1 drawdown. The Credit Facility bears interest at a fixed rate of 8.75% per annum payable quarterly in arrears, has a three-year term and is subject to a 2% original issue discount and a 1% establishment fee per tranche.
Following the closing of the Finance Package and together with anticipated cash flow from Hammerdown operations as production scales, the Company believes it has sufficient liquidity to advance Queensway Phase I through engineering, procurement and early construction activities, to ramp up Hammerdown to commercial production, to satisfy the residual Qualifying CEE commitments, and to maintain general corporate and working capital flexibility. The Company may, from time to time, evaluate additional financing alternatives, including further equity issuances, debt facilities, project-level financing or other arrangements, to optimize its capital structure and to fund the development pathway beyond Queensway Phase I, subject to market conditions and regulatory approvals. There is no assurance that any such additional financing will be available on acceptable terms, or at all.

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Capital Management
The Company's objectives in managing capital are to ensure sufficient liquidity to support planned activities, maintain financial flexibility, and minimize undue shareholder dilution while advancing its portfolio of gold assets. Management monitors capital resources on an ongoing basis and adjusts exploration, development and operational plans as necessary to align with available funding. There were no externally imposed capital requirements to which the Company was subject during H1 2026.
Commitments and Contingencies
Contractual obligations recognized in the condensed consolidated interim statements of financial position as at June 30, 2026 are shown below. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

	Within 1 year	2-3 years	4-5 years	More than 5 years	Total
Accounts payable and accrued liabilities	$26,719,654	$–	$–	$–	$26,719,654
Lease liabilities	256,751	441,319	302,863	169,310	1,170,243
Loans payable	3,349,431	13,033,797	74,326,608	81,466	90,791,302
Reclamation and closure cost provisions	–	928,038	990,229	14,457,359	16,375,626
	$30,325,836	$14,403,154	$75,619,700	$14,708,135	$135,056,825
Mineral Property Commitments
The Company's mineral property commitments at June 30, 2026 were substantially consistent with those described in the 2025 Annual MD&A:
•Queensway royalty obligations include net smelter return ("NSR") royalties ranging from 0.4% to 3.00%, with buy-back provisions totaling $4,250,000 that, if exercised, would reduce NSRs to 0.5%–1.5%. The Epic Gold Corp.claims acquired in 2025 carry a 1.0% NSR with a right to repurchase 0.5% for $750,000 within three years.
•Kingsway Project carries a 1.0% NSR and a $1 per ounce Resource Payment at commencement of commercial production, together with an advance royalty of $50,000 per year. The advance royalty commitment commenced on March 3, 2026 and the Company made its first annual payment during Q1 2026; subsequent annual payments are payable on each anniversary thereafter.
•Green Bay, Sprucy Pond and Inomin properties are subject to various NSRs with buy-back provisions, all assumed in connection with the Maritime acquisition.
•VOA Option Agreement — entered into on November 2, 2022 to acquire a 100% interest in five mineral licenses located in Gander, Newfoundland and Labrador. Remaining option payments consist of $600,000 cash plus 129,224 common shares on or before November 2026, and $800,000 cash plus 119,284 common shares on or before November 2027.
•Epic Gold Corp. claims purchase agreement — additional consideration of up to 725,543 common shares may become payable depending on the outcome of a court case relating to the underlying claims.
No new material mineral property acquisitions or option agreements were entered into during H1 2026 that materially altered the Company's mineral property commitment profile.

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Flow-Through Expenditure Commitments
In connection with the June 2025 flow-through share financings, the Company is required to incur Qualifying CEEs by December 31, 2026 to satisfy its renunciation obligations to subscribers of the flow-through shares. During H1 2026, the Company incurred $10,839,763 in Qualifying CEE (H1 2025: $nil) and amortized $5,552,975 of the flow-through share premium liability as other income. As at June 30, 2026, the Company is required to incur an additional $10,839,763 of Qualifying CEE by December 31, 2026 to fully satisfy the remaining flow-through expenditure commitment, compared to $30,106,905 outstanding at December 31, 2025. The Company expects to satisfy the residual Qualifying CEE commitment through the continued execution of its 2026 Queensway exploration program.
ACOA Repayable Contribution
On March 24, 2026, the Company received the first drawdown of $595,266 under a repayable contribution agreement with the ACOA under the Regional Economic Growth through Innovation program (“REGI”) – Business Scale-Up and Productivity program (Project No. 226929) (the "ACOA Contribution Agreement"), which provides for a non-interest-bearing, unsecured repayable contribution of up to $975,000 in respect of eligible project costs relating to the upgrade of Pine Cove. The contribution is repayable in 60 equal monthly principal instalments commencing July 1, 2026.
On initial recognition, the loan component was measured at a fair value of $427,480 and is included within loans payable. At initial recognition, the loan was calculated as the present value of the contractual cash flows discounted at an estimated market rate of interest of 12.50% per annum. The benefit of the below-market interest rate, totaling $167,786, was accounted for as a government grant deducted from the carrying amount of Pine Cove Mill within property, plant and equipment.

During H1 2026, total accretion expense recognized for the loan was $13,498. As at June 30, 2026, the amortized cost of the liability was $440,974, with $67,724 classified as current and $373,254 classified as non-current.

EdgePoint Senior Secured Credit Facility

On April 20, 2026, the Company entered into a credit agreement (the “Credit Agreement”) with EdgePoint for a senior secured credit facility of up to $105,000,000 (the “Facility”), comprised of Tranche 1 ($70,000,000) and Tranche 2 ($35,000,000). The Facility bears interest at a fixed rate of 8.75% per annum, payable quarterly in arrears, and matures three years from the drawdown of Tranche 1. Each tranche is subject to a 2.00% original issue discount and a 1.00% establishment fee, deductible from the proceeds at the Company's election. The Company incurred total transaction costs of $1,832,088 related to the Facility.

Tranche 1 was fully funded on May 15, 2026 (the “Tranche 1 Drawdown Date”) and the Company received total cash proceeds of $69,300,000, net of the establishment fee. Tranche 2 is available at the Company's election at any time up to 12 months after the Tranche 1 Drawdown Date, subject to satisfaction of customary conditions precedent. Tranche 2 had not been drawn as at June 30, 2026 or the issuance date of the Company's consolidated financial statements.

In connection with Tranche 1 drawdown, the Company issued EdgePoint 2,489,818 common share purchase warrants (the “Tranche 1 Warrants”) on the Tranche 1 Drawdown Date. Each warrant entitles the holder to purchase one common share (each, a “Common Share”) of the Company at an exercise price of $3.30 per Common Share, and is exercisable until May 15, 2029.

The Company may prepay the outstanding principal amount of either tranche, in whole or in part at a minimum of $1,000,000, at any time on two business days' notice, without penalty or premium (the “Optional Prepayment Right”). The Company is also required to prepay the Facility, without premium, from the net proceeds of certain asset dispositions, incurrence of non-permitted debt, and insurance proceeds in excess of $1,000,000 in a trailing twelve-month period, subject to customary reinvestment rights (the “Mandatory Prepayment Provisions”).

The Company identified the Facility as a compound financial instrument in accordance with IFRS 9, Financial Instruments and IAS 32, Financial Instruments: Presentation. The liability host component is classified as a debt instrument and

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

measured at amortized cost. The Tranche 1 Warrants offered EdgePoint the right to purchase a fixed number of the Company’s shares at a fixed price and are classified as equity instruments and not remeasured in future periods. The prepayment options included in the Facility are embedded derivatives that are closely related to the debt host and are valued together with the liability component.

Upon initial recognition on the Tranche 1 Drawdown Date, the total cash proceeds were allocated to the liability component at its fair value of $66,560,000, with the balance of $2,740,000 allocated to the Tranche 1 Warrants and recorded as equity. Total transaction costs of $1,832,088 incurred were deducted against the fair value of liability component. The liability component is amortized over its three-year term at an effective interest rate of 13.16%. As at June 30, 2026, the amortized cost of the liability was $65,744,125, with $7,037,671 classified as current and $58,706,454 as non-current. During the three and six months ended June 30, 2026, the Company recognized $1,016,213 in interest expense representing the first interest payment of $787,671, which was accrued as at June 30, 2026 and subsequently paid in July 2026, and accretion cost of $228,542.

Under the Credit Agreement, the Company is required to maintain a minimum consolidated cash balance of $3,000,000, and a positive consolidated working capital balance which, as defined in the Credit Agreement, excludes ore and raw-material inventory, the current portion of the Credit Facility loan obligations, and the current portion of any reclamation or rehabilitation provision. The Company was in compliance with both covenants at June 30, 2026.

Contingencies

In connection with the Maritime acquisition, the Company assumed obligations under a royalty deed relating to the Green Bay block within the Hammerdown Property. Under the terms of the royalty deed, the Company is required to pay holders of 21,070,000 royalty units an amount equal to 10% of Net Cash Flow from Green Bay, commencing on the first anniversary of the date of commencement of Commercial Production. Total payments under the royalty deed are capped at $3,160,500, and royalty payments may be made, at the Company's option, in cash, physical gold, or a combination thereof.

As at June 30, 2026, the Company had not declared Commercial Production, and accordingly no Royalty Payments were made or payable during H1 2026. The obligation to make Royalty Payments remains contingent on the future commencement of Commercial Production and the realization of positive net cash flow, both of which are subject to operational, regulatory and market uncertainties.

Assessment of Commitments and Contingencies
Management monitors the Company's commitments and contingencies on an ongoing basis. Following the closing of the Finance Package on April 27, 2026, and together with expected cash flow from Hammerdown operations as production scales, the Company believes that its existing cash, working capital and available credit can meet the Company's commitments and contingent obligations as they come due. Actual outcomes may differ from management's assessment due to changes in circumstances, regulatory requirements, or other factors beyond the Company's control.
Summary of Quarterly Results
The following discussion summarizes selected quarterly financial information for New Found Gold for the eight most recently completed fiscal quarters. This information should be read in conjunction with the Company's unaudited

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and the audited consolidated financial statements for the year ended December 31, 2025 prepared in accordance with IFRS.

Amounts in $000’s except per share amounts	Q2 2026	Q1 2026	Q4 2025 (1)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Revenue	$15,722	$9,888	$5,807	$—	$—	$—	$—	$—
Cost of sales	(13,797)	(8,452)	(4,618)	—	—	—	—	—
Exploration and evaluation expenses	(14,813)	(12,555)	(13,586)	(13,424)	(8,640)	(5,730)	(15,413)	(12,861)
General and administrative expenses	(2,651)	(5,094)	(3,040)	(3,081)	(1,710)	(3,826)	(1,354)	(1,676)
Share-based compensation	(1,717)	(1,779)	(4,160)	(766)	(1,511)	153	(74)	(189)
Transaction costs	—	—	(4,788)	—	—	—	—	—
Other income (expenses)	6,453	(651)	9,933	4,326	1,299	466	3,433	3,142
Income and mining tax recoveries - deferred	—	(466)	(154)	—	—	—	—	—
Net loss and comprehensive loss	(11,078)	(19,109)	(14,606)	(12,945)	(10,562)	(8,937)	(13,408)	(11,584)
Loss per share – basic and diluted	(0.03)	(0.08)	(0.05)	(0.06)	(0.05)	(0.04)	(0.07)	(0.06)
Total assets	705,676	521,207	535,497	119,946	113,133	61,720	74,019	89,672
Cash and cash equivalents	193,832	37,915	58,839	71,136	66,420	12,368	22,318	39,108
(1)Q4 2025 cost of sales decreased by $1.1M and income and mining tax recoveries decreased by $0.5M as a result of the measurement period adjustments relating to the fair value of inventories from the Maritime acquisition purchase price allocation. Refer to Note 4 of the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 for the full revised purchase price allocation.
The Company's quarterly results are primarily driven by the timing and scale of exploration and development activities at Queensway, the operational ramp-up of mining and milling activities at Hammerdown and Pine Cove following the November 13, 2025 Maritime acquisition, the level of general and administrative activity supporting a multi-asset organization, and transaction-related costs and other income items including the settlement of flow-through share premium liabilities, gains and losses on the Company's equity investments, interest income on cash balances and foreign exchange movements. Quarterly net losses fluctuate based on the level and timing of activities undertaken during each period.
Q2 2026 Compared to Previous Quarters

Selected observations from quarterly financial information are as follows:

•Revenue and cost of sales. Revenue of $15.7M was recognized for Q2 2026, compared to $9.9M in Q1 2026 and $nil in each of Q1 through Q3 2025. Cost of sales of $13.8M in Q2 2026 (Q1 2026 — $8.5M) reflects the operational ramp-up at Hammerdown, higher sales volume and the impact of inventory build-up during the period. The Company recognized income from mine operations of $1.9M in Q2 2026, compared to $1.4M in Q1 2026.
•Exploration and evaluation expenditures. E&E expenditures of $14.8M in Q2 2026 reflect the active 2026 Queensway drill program (commenced in January 2026). E&E expenditure levels vary from quarter to quarter reflecting different program intensities during each period.
•General and administrative expenses. Higher G&A of $2.7M in Q2 2026 and $5.1M in Q1 2026 reflects the strengthened management team appointed during 2025, the broader corporate footprint following the Maritime acquisition, and dual-listing-related compliance and audit activity

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

•Share-based compensation. SBC of $1.7M in Q2 2026 reflects ongoing vesting of the stock options and RSUs granted to the reconstituted Board, management team and consultants during 2025. This is consistent with the Q1 2026 expense of $1.8M. The Q1 2025 SBC recovery of $0.1M primarily reflects forfeitures of previously granted awards in connection with the 2025 management transition.
•Transaction costs. Q4 2025 transaction costs of $4.8M related primarily to legal, advisory, valuation and accounting fees incurred in connection with the Maritime acquisition. No transaction costs were incurred in Q1 and Q2 2026 or in the other comparative quarters presented.
•Other income (expenses). Q2 2026 net other income of $6.5M includes the $2.9M settlement of flow-through share premium, $3.8M of net unrealized fair-value gains on the Company's equity investments in Kirkland Lake Discoveries Corp. and Epic Gold Corp., interest income of $0.8M offset by interest and accretion expenses of $1.1M. The Q1 2026 net other expense of $0.7M includes higher losses on investment fair-value movements partly offset by flow-through share premium settlements.
•Net loss and loss per share. Q2 2026 net loss of $11.1M ($0.03 per share, basic and diluted) is lower compared to $19.1M in Q1 2026, which was the largest quarterly net loss in the eight-quarter period presented, reflecting higher G&A and SBC, and higher unrealized investment losses, partially offset by income from mine operations.
•Balance sheet items. Total assets increased from $535.5M at the end of Q4 2025 to $521.2M at the end of Q1 2026, reflecting the November 13, 2025 Maritime acquisition (which added approximately $411.0M of total assets, as revised based on measurement period adjustments to the preliminary purchase price allocations). Total assets at June 30, 2026 of $705.7M reflect increase in cash from the proceeds of financing transactions during the quarter and inventory build-up and capital additions. Cash and cash equivalents increased from $58.8M at December 31, 2025 to $193.8M at June 30, 2026.
Comparability Considerations
Quarter-to-quarter and year-over-year comparisons across the eight-quarter period are affected by several significant factors that are non-recurring or that have changed materially over the period, including:
•The November 13, 2025 Maritime acquisition, which transformed the Company from a single-project explorer into a multi-asset emerging gold producer. Quarters prior to Q4 2025 do not include any Maritime contribution; Q4 2025 includes approximately seven weeks of Maritime activity; Q1 and Q2 2026 represents the first two quarters of consolidated operations.
•The discretionary nature of exploration expenditures, which is influenced by drill program planning, weather, contractor availability and prioritization between resource definition, infill, exploration and grade control activities.
•The timing of equity financings, flow-through expenditures, and the settlement of related flow-through share premium liabilities, which affect both the cash position and the timing of recognition of related premium amounts in other income.
•Transaction-related costs and management transition expenses that materially affected Q4 2025 (Maritime acquisition advisory and other costs of $4.8M) and Q1–Q2 2025 (management transition-related costs).
•Mining and milling activity at Hammerdown and Pine Cove, which commenced for the Company in Q4 2025 and is in an early ramp-up phase.
Accordingly, management cautions readers that period-to-period fluctuations may not be indicative of underlying trends or future performance.

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Outstanding Share Data
As at June 30, 2026, New Found Gold had 384,357,549 common shares issued and outstanding (December 31, 2025 – 342,329,665). The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "NFG" and on the NYSE American under the symbol "NFGC."
Share Capital Movements
During H1 2026, 42,027,884 common shares were issued, comprising:
•38,870,000 common shares issued relating to the bought deal equity financing component of the Finance Package which closed on April 27, 2026 for cash proceeds of $115,055,200.
•1,501,964 common shares issued on the exercise of 1,501,964 stock options at a weighted average exercise price of $1.42 per share, for cash proceeds of $2,108,767 (with corresponding transfer of $2,478,480 from reserves to share capital);

•1,224,920 common shares issued on the exercise of 1,224,920 share purchase warrants at a weighted average exercise price of $1.07 per share, for cash proceeds of $1,286,637 (with corresponding transfers of $2,691,902 from warrants to share capital); and
•431,000 common shares issued on the settlement of 431,000 equity-settled RSUs, with corresponding transfer of $1,600,667 from reserves to share capital

Stock Options
As at June 30, 2026, the Company had 6,004,786 stock options outstanding (December 31, 2025 – 7,631,500) with exercise prices ranging from $0.67 to $8.98 and a weighted average exercise price of $2.45. Of these, 3,981,842 options were exercisable at a weighted average exercise price of $2.50. Stock options are granted under the Company's Option Plan, which permits the grant of options up to a maximum of 10% of the issued and outstanding common shares, subject to regulatory and shareholder approval.
During H1 2026, 172,500 stock options were granted at a weighted average exercise price of $3.62 per option, 1,501,964 options were exercised at a weighted average price of $1.42, and 297,250 options were forfeited at a weighted average exercise price of $5.07.

Restricted Share Units
As at June 30, 2026, 1,927,681 equity-settled RSUs were outstanding (December 31, 2025 – 2,394,348).
Warrants
As at June 30, 2026, the Company had 16,216,932 warrants outstanding (December 31, 2025 – 14,952,035). Warrants outstanding include replacement warrants issued in connection with the Maritime acquisition, whereby each outstanding Maritime warrant became exercisable for New Found Gold common shares adjusted per the 0.75 Exchange Ratio, and the 2,489,818 Tranche 1 Warrants issued to EdgePoint. A total of 1,224,921 replacement warrants were exercised for gross proceeds of $1,286,637 during H1 2026.
Fully Diluted Share Capital
Assuming the exercise of all outstanding stock options, equity-settled RSUs, and warrants, the Company would have 408,506,948 common shares outstanding on a fully diluted basis as at June 30, 2026.
Subsequent Changes

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Subsequent to June 30, 2026, 853,937 common shares were issued relating to exercises of common share purchase warrants. No stock options expired unexercised.

The table below summarizes the Company’s outstanding equity instruments as at June 30, 2026 and August 11, 2026.

Instrument	June 30, 2026	August 11, 2026
Common shares outstanding	384,357,549	385,228,361
Stock options	6,004,786	6,004,786
RSUs (equity-settled)	1,927,681	1,927,681
Warrants	16,216,932	15,346,120
Fully diluted shares	408,506,948	408,506,948
Related Party Transactions
The Company’s related parties include its subsidiaries, key management personnel and companies having common directors and officers.
All transactions with related parties have occurred in the normal course of operations and are measured at the amount of consideration paid or received. Other than compensation in the form of salaries, consulting or directors’ fees, bonuses, share based payments (options, RSUs), termination benefits, and other fees paid to related parties, all as disclosed below, there were no other material transactions with this group of individuals.
A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
PJH Consulting, LLC (1)	$13,888	$20,945	$34,574	$42,520
Notz Capital Corp. (2)	$–	$–	$–	$46,921
(1)Amounts incurred for administrative services provided by a close family member of Paul Huet, Chair of the Board of directors. PJH Consulting, LLC is a related entity of Paul Huet, Chair of the Board of Directors. These charges were included in general and administrative expenses.
(2)Notz Capital Corp. is a related entity of Collin Kettell, former CEO and Executive Chairman of the Company. These charges were charged to general and administrative expenses.
There are no ongoing contractual commitments resulting from these transactions with related parties.
Key management personnel compensation
Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive directors and members of executive management.
The remuneration of the Company’s directors and other key management personnel during Q2 and H1 2026 and 2025 were as follows:

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

	Three Months Ended June 30, 2026				Three Months Ended June 30, 2025
	Salaries and Consulting	Share-based compensation	Bonus	Total	Salaries and Consulting	Share-based compensation	Bonus	Total
Keith Boyle, CEO	$137,500	$146,488	$–	$283,988	$112,500	$104,001	$–	$216,501
Hashim Ahmed, CFO	91,875	112,318	–	204,193	–	–	–	–
Robert Assabgui, COO	91,875	61,513	–	153,388	–	–	–	–
Melissa Render, President (1)	94,500	25,517	–	120,017	90,000	212,935	–	302,935
Michael Kanevsky, Former CFO	–	–	–	–	29,160	–	–	29,160
Vijay Mehta, Former Director	–	97,414	–	97,414	18,000	–	–	18,000
Chad Williams, Director	30,000	94,791	–	124,791	18,000	–	–	18,000
William Hayden, Director	28,333	464,706	–	493,040	18,000	–	–	18,000
Tamara Brown, Director	22,500	169,676	–	192,176	–	–	–	–
Dr. Andrew Furey, Director	30,000	160,352	–	190,352	–	–	–	–
Paul Huet, Director	62,354	$95,636	–	157,990	41,889	1,147,717	–	1,189,606
Allen Palmiere, Director	30,000	123,390	–	153,390	–	–	–	–
	$618,937	$1,551,801	$–	$2,170,739	$327,549	$1,464,653	$–	$1,792,202
(1)Salary recorded in exploration and evaluation expenditures in the condensed consolidated interim statements of loss and comprehensive loss.

	Six Months Ended June 30, 2026				Six Months Ended June 30, 2025
	Salaries and Consulting	Share-based compensation	Bonus	Total	Salaries and Consulting	Share-based compensation	Bonus	Total
Kieth Boyle CEO	$267,500	$355,542	$540,000	$1,163,042	$200,806	$104,001	$–	$304,807
Collin Kettell, Former CEO	–	–	–	–	38,400	–	1,031,760	1,070,160
Hashim Ahmed, CFO	183,750	254,276	86,783	524,809	–	–	–	–
Michael Kanevsky, Former CFO	–	–	–	–	58,320	–	–	58,320
Robert Assabgui, COO	183,750	184,540	80,584	448,874	–	–	–	–
Greg Matheson, Former COO (2)	–	–	–	–	471,200	–	–	471,200
Melissa Render, President (1)	189,000	50,754	307,800	547,554	180,000	212,935	–	392,935
Ron Hampton, Former CDO (3)	–	–	–	–	562,529	–	–	562,529
Vijay Mehta, Former Director	–	161,342	–	161,342	36,000	–	–	36,000
Chad Williams, Director	60,000	323,135	–	383,135	24,000	–	–	24,000
William Hayden, Director	58,333	571,784	–	630,117	36,000	–	–	36,000
Tamara Brown, Director	45,000	337,487	–	382,487	–	–	–	–
Dr. Andrew Furey, Director	60,000	318,941	–	378,941	–	–	–	–
Paul Huet, Director	103,623	205,984	–	309,607	85,039	1,147,717	–	1,232,756
Allen Palmiere, Director	60,000	245,425	–	305,425	–	–	–	–
	$1,210,956	$3,009,210	$1,015,167	$5,235,333	$1,692,294	$1,464,653	$1,031,760	$4,188,707
(1)Salary recorded in exploration and evaluation expenditures in the condensed consolidated interim statements of loss and comprehensive loss.
(2)Former Chief Operating Officer; compensation includes termination benefit of $424,080 in accordance with the terms of their management agreement.
(3)Former Chief Development Officer; compensation includes termination benefit of $505,440 in accordance with the terms of their management agreement.

At June 30, 2026, there was $29,500 (2025 - $3,989) payable to management and directors for accrued salaries and expense reimbursements of travel expenditures included in accounts payable and accrued liabilities. The amounts are unsecured, non-interest bearing and without fixed terms of repayment.
Risks and Uncertainties
The Company's business, financial position, results of operations, and future prospects are subject to a number of risks and uncertainties. The following discussion supplements the risks described in the Company's latest Annual Information Form for the year ended December 31, 2025, which is available on the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The risks described below are not exhaustive; additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair its operations.

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

Financial Instrument Risk Exposure
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and oversees the Company's risk management process which seeks to minimize the potential adverse effects of financial risks on the Company's financial results. The Company’s exposures to financial risks and the Company’s objectives, policies and processes for managing those risks are described in Note 25 to the Company’s consolidated financial statements for the year ended December 31, 2025. There were no significant changes to the Company's exposures to financial risks or to the Company's management of its exposures during H1 2026 except as noted below. At June 30, 2026, the financial risks to which the Company is exposed and the Company's objectives, policies and processes for managing those risks are as follows:
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. As at June 30, 2026, the Company had total liabilities of $197,669,258 and cash and cash equivalents of $193,832,409, with a working capital surplus of $187,184,398 (December 31, 2025: total liabilities of $115,878,041; cash of $58,838,699; working capital surplus of $58,464,597, as revised based on measurement period adjustments to the preliminary purchase price allocations). On April 27, 2026, the Company closed the bought deal financing component of the Finance Package for aggregate gross proceeds of $115.0M. The Company also completed the first drawdown under the Credit Facility, receiving $69.3M of Tranche 1 funding, on May 15, 2026. Together, these transactions materially strengthen the Company’s near-term liquidity as at June 30, 2026
Currency risk
Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts and accounts payable denominated in U.S. dollars. A 10% change in the Canadian dollar / U.S. dollar exchange rate at June 30, 2026 would change the Company's net loss by approximately $34,805 (December 31, 2025 - $144,145).
Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its cash and cash equivalents into demand accounts with minimal interest rates, interest rate risk was not significant in Q1 2026. Following the first drawdown of Tranche 1 under the Credit Facility for $70.0M in Q2 2026, the Company is exposed to fixed-rate interest expense at 8.75% per annum over a three-year term, which limits exposure to interest rate movements on this borrowing.
Commodity price risk
Commodity price risk is the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company is primarily exposed to gold prices, which significantly affect the value of its mineral properties and investments. As at June 30, 2026, the Company had no financial instruments subject to provisional pricing or other commodity-linked arrangements. Accordingly, a reasonably possible change in gold prices at the reporting date would not have a material impact on the Company's net loss or comprehensive loss. The Company is indirectly exposed to gold price movements through their effect on revenue from the sale of refined gold and on the value of the Company's mineral properties.
Equity price risk
Equity price risk is the risk that the fair value of future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. A 10% change in the market price of the Company's equity investments at June 30, 2026 would change the Company's net loss by approximately $933,061 (December 31, 2025 - $889,556).
There have been no changes in management’s methods for managing market risks since December 31, 2025

Credit Facility
On May 15, 2026, the Company completed the Tranche 1 drawdown under the $105.0M Edgepoint Credit Facility. Under the Credit Facility, the Company and its subsidiaries granted EdgePoint a first-lien security interest over all of their present and after-acquired real and personal property, and the Company's subsidiaries have guaranteed the obligations of the Company under the facility. The existence of such security interest may significantly restrict the Company's ability to obtain additional secured or unsecured financing in the future, as there may be limited, or no, unencumbered collateral available to offer to other lenders. The EdgePoint Credit Facility also contains customary representations, warranties, covenants and events of default. Failure to comply with these obligations could result in an event of default, in which case EdgePoint could elect to declare all principal amounts outstanding, together with accrued interest, immediately due and payable, and could proceed against the security pledged in support of such indebtedness. The Company may not have sufficient assets to repay any such accelerated indebtedness and could be forced into bankruptcy, receivership or liquidation, in which case secured lenders would generally be entitled to payment of their claims from the assets of the Company before any assets are made available for distribution to shareholders. Such an event would have a material adverse effect on the Company's operations and financial condition.
Going Concern
The Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 have been prepared on a going-concern basis. Note 1 of those financial statements identifies material uncertainties that may cast significant doubt as to the Company's ability to continue as a going concern, primarily reflecting the historical pattern of net losses, negative operating cash flow during the Hammerdown ramp-up phase, and the Company's reliance on external financing to fund exploration, development and corporate activities. While the closing of the $220M Finance Package materially mitigates near-term liquidity risk, the Company's ability to continue as a going concern remains dependent on its ability to develop profitable operations and continue to access adequate financing as required.
No Other Material Changes
Other than as described, the Company is not aware of any material changes to the risk factors disclosed in the 2025 Annual MD&A and the 2025 AIF. Risks that continue to apply in their entirety include — without limitation — commodity and currency risks; production, mining and operating risks (including the Company's dependency on a single producing operation at Hammerdown and Pine Cove, the early ramp-up phase, and the risk that production estimates may not be realized); exploration, development and acquisition risks (including the early-stage nature of Queensway and the integration of Maritime); mineral resource estimation risks; permitting, regulatory and title risks; environmental and reclamation risks; financing and capital requirements (including the Company's continued need for external financing during the development phase notwithstanding the Finance Package closing); key personnel and labour risks; insurance risks; climate change and weather risks; cybersecurity risks; community and stakeholder relations; share price volatility; competition; limited production history; negative cash flow from operating activities; dilution; and global economy and geopolitical risk. Limitations on the scope of the design of disclosure controls and procedures and internal controls over financial reporting in respect of the Maritime acquisition are addressed in "Internal Controls Over Financial Reporting and Disclosure Controls and Procedures". Readers should review the Risks and Uncertainties section of the 2025 Annual MD&A and the Risk Factors section of the 2025 AIF for a complete description of the risks applicable to the Company.
Critical IFRS Accounting Policies and Accounting Estimates
The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. New Found Gold’s material accounting policies including a summary of current and future changes in accounting policies are

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

disclosed in Note 3 to the condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and the audited consolidated financial statements for the year ended December 31, 2025.
The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates have a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and assumptions that are considered reasonable in the circumstances. Although the Company evaluates its accounting estimates on an ongoing basis using the most current information available, actual results may differ from these estimates. The critical judgments and key sources of estimation uncertainties in the application of accounting policies during the year ended December 31, 2025 are disclosed in Note 4 to the 2025 audited consolidated financial statements.

Management has discussed the development and selection of critical accounting policies and estimates with the Audit Committee which has reviewed the Company’s disclosures included or incorporated by reference in this MD&A.

Non-IFRS Financial Measures
This MD&A includes references to certain financial measures, including all-in sustaining costs (“AISC”) and cash costs, which are non-IFRS financial measures. These measures do not have standardized meanings prescribed by IFRS and may not be comparable to similar measures presented by other issuers.
Management believes that these non-IFRS measures provide additional information to investors and analysts in evaluating the potential economic performance of mining projects, particularly when used in conjunction with IFRS financial measures and technical disclosures. These measures are intended to supplement, and not replace, financial information prepared in accordance with IFRS.

Nature and Use of Non-IFRS Measures
References to AISC and cash costs in this MD&A are derived from technical studies, including the PEA for Queensway and Hammerdown and are therefore forward-looking, non-historical estimates. The Company’s mining operations at the Hammerdown Mine and Pine Cove have not reached commercial production. As such, AISC and cash costs are not measures of historical financial performance. These measures are used by management primarily for project evaluation, comparison of alternative development scenarios, and assessment of economic sensitivity, rather than for evaluating current operating performance.
Cash Costs
Cash costs are intended to reflect the estimated cost per ounce of gold produced, including mining, processing, site administration, and refining costs, but excluding depreciation, depletion, amortization, reclamation, sustaining capital, corporate general and administrative expenses, and financing costs.

Cash costs are a non-IFRS measure and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

All-In Sustaining Costs
AISC is a non-GAAP financial measure calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this measure presented by the Company may not be comparable to similar measures

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

presented by other issuers. The Company believes that the all-in sustaining cost measure complements existing measures and ratios reported by the Company.
All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. Sustaining operating costs represent expenditures expected to be incurred at the Project that are considered necessary to maintain production. Sustaining capital represents expected capital expenditures comprising mine development costs, including capitalized waste, and ongoing replacement of mine equipment and other capital facilities, and does not include expected capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements.

AISC is intended to provide a more comprehensive measure of the total cost of producing gold and typically includes cash costs, sustaining capital expenditures, sustaining exploration, reclamation and mine closure costs, and site-level general and administrative expenses.

AISC excludes growth capital, project development expenditures, and certain corporate-level costs. As a result, AISC may not reflect the full cost of advancing a project from exploration through development and should be interpreted in the context of the underlying technical assumptions.

EBITDA

EBITDA stands for Earnings Before Interest, tax, Depreciation, and Amortization. It is a non-GAAP financial metric used to measure a company's overall operating performance and profitability by stripping away certain expenses and non-cash charges. By adding back interest, taxes, depreciation, and amortization to a company's net income (loss), EBITDA provides a way to analyze its earnings before the impact of financing, accounting, and asset-related decisions.
Limitations and Cautionary Statements
The non-IFRS measures disclosed in this MD&A are based on estimates, assumptions, and methodologies used in technical studies prepared in accordance with NI 43-101. Actual costs, if and when commercial production occurs, may differ materially from the estimates presented due to changes in commodity prices, operating conditions, cost inflation, regulatory requirements, and other factors.
Investors are cautioned that AISC and cash costs presented in this MD&A are forward-looking information and are subject to the risks and uncertainties described in “Risks and Uncertainties.”

Reconciliation to IFRS Measures
As the Company is not currently in commercial production, there is no directly comparable IFRS financial measure to which AISC or cash costs can be reconciled. Accordingly, quantitative reconciliations are not provided.
Internal Controls Over Financial Reporting and Disclosure Controls and Procedures
The Company's management is responsible for establishing and maintaining adequate disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"). DC&P are designed to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities legislation, and is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure. ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with IFRS as issued by the IASB.
In accordance with the requirements of NI 52-109, the Company's CEO and CFO, with the participation of management, have designed, or caused to be designed under their supervision, the Company's DC&P and ICFR.

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

In accordance with section 3.3 of NI 52-109, the Company's management has limited the scope of the design of DC&P and ICFR to exclude controls, policies and procedures of Maritime, which was acquired by the Company on November 13, 2025. Summary financial information relating to Maritime that has been consolidated in the Company's condensed consolidated interim financial statements for the three and six months ended June 30, 2026 is as follows:

•Revenue: $25,609,997
•Net income: $1,279,601
•Total assets: $443,940,609
•Total liabilities: $116,698,191
The Company is in the process of integrating Maritime's controls, policies and procedures within the Company's overall DC&P and ICFR framework, and expects to complete this integration during the year ending December 31, 2026.
Other than the continued integration of Maritime's controls, policies and procedures referred to above, there were no changes in the Company's ICFR during H1 2026 that materially affected, or are reasonably likely to materially affect, the Company's ICFR.

The Company's management, including the CEO and CFO, recognizes that any system of DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance of achieving the desired control objectives. Inherent limitations on the effectiveness of any system of controls and procedures include the possibility of human error, lapses in judgment, the circumvention or override of controls by individuals, breakdowns in operation, and cost-benefit considerations applied in the design of any control system. Because of these inherent limitations, even effective DC&P and ICFR may not prevent or detect all misstatements or instances of fraud.

Cautionary Notes Regarding Forward-Looking Statements
This MD&A contains forward looking statements which reflect management's expectations regarding the Company’s future growth, results from operations (including, without limitation, statements about the Company’s opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results), performance (both operational and financial) and business prospects, future business plans and opportunities. Wherever possible, words such as “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “appears”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, “initial”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative or grammatical variation thereof or other variations thereof, or comparable terminology have been used to identify forward-looking statements.
These forward-looking statements include, among other things, statements relating to the Queensway Gold Project; mineralization on Queensway; the interpretation of the results and benefits of the drilling program; statements related to the Hammerdown Gold Project and planned activities on the project; future drilling and the related timing and expected benefits thereof; updated MREs and related timing; the completion of a pre-feasibility or feasibility study and related timing and costs; assay results; the interpretation of assay results; the extent of mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the focus and timing of same; the merits of Queensway and Hammerdown gold projects; production at Queensway and Hammerdown gold projects and related timing; submission of environmental assessment and related timing; the Company’s areas of focus; estimates related to the mineral resources; the Company’s future business plans; advancing Queensway as a district-scale exploration and development asset with long-term growth potential; progressing Hammerdown and Pine Cove toward commercial production; maintaining financial discipline and access to capital; applying disciplined and consistent technical, and governance standards across assets; the market price of gold; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to retain and/or maintain any required permits, licenses or other necessary approvals for the exploration or development of its mineral properties; government regulation of mineral exploration and development operations in the Province of Newfoundland and Labrador; the Company’s compensation policy and

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

practices; the Company’s expected reliance on key management personnel, advisors and consultants and the potential impact of any tariffs, countervailing duties or other trade restrictions.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances.

As of the date of this MD&A, these include, without limitation, assumptions about: the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Company’s mineral properties; future prices of gold and other metal prices; the timing and results of exploration and drilling programs; the demand for, and price of gold; that general business and economic conditions will not change in a material adverse manner; the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the geology of Queensway as described in the Queensway Technical Report; the geology of Hammerdown as described in the Hammerdown Technical Report; the accuracy of budgeted exploration and development costs and expenditures; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; the Company’s ability to attract and retain skilled personnel; political and regulatory stability; the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets and availability of equipment.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company may fail to find a commercially viable deposit at any of its mineral properties; there are no mineral reserves on any of the properties in which the Company has an interest; the Company’s plans may be adversely affected by the Company’s reliance on historical data compiled by previous parties involved with its mineral properties; mineral exploration and development are inherently risky; the mineral exploration industry is intensely competitive; additional financing may not be available to the Company when required or, if available, the terms of such financing may not be favourable to the Company; fluctuations in the demand for gold; the Company may not be able to identify, negotiate or finance any future acquisitions successfully, or to integrate such acquisitions with its current business; the Company’s exploration activities are dependent upon the grant of appropriate licenses, concessions, leases, permits and regulatory consents, which may be withdrawn or not granted; the Company’s operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations; there is no guarantee that title to the properties in which the Company has a material interest will not be challenged or impugned; the Company faces various risks associated with mining exploration that are not insurable or may be the subject of insurance which is not commercially feasible for the Company; the volatility of global capital markets over the past several years has generally made the raising of capital more difficult; compliance with environmental regulations can be costly; social and environmental activism can negatively impact exploration, development and mining activities; the success of the Company is largely dependent on the performance of its directors and officers; the Company’s operations may be adversely affected by First Nations land claims; the Company and/or its directors and officers may be subject to a variety of legal proceedings, the results of which may have a material adverse effect on the Company’s business; the Company may be adversely affected if potential conflicts of interests involving its directors and officers are not resolved in favour of the Company; the Company’s future profitability may depend upon the world market prices of gold; dilution from future equity financing could negatively impact holders of the Company’s securities; failure to adequately meet infrastructure requirements could have a material adverse effect on the Company’s business; the Company’s projects now or in the future may be adversely affected by risks outside the control of the Company; any new acquisitions may not be completed as anticipated; the Company is subject to various risks associated with climate change; other factors discussed in the Company’s Annual Information Form filed under the Company’s Annual Information Form filed under the Company’s profile at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

Management’s Discussion and Analysis For the three months ended March 31, 2026 (Expressed in Canadian Dollars, except share and per share amounts, unless otherwise indicated)

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Note for United States Investors
Disclosure regarding the Company’s mineral properties, including with respect to MREs included in this MD&A, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
Off-Balance Sheet Arrangements
The Company does not utilize off-balance sheet arrangements.
Proposed Transactions
The Company does not have any proposed transactions.
Additional Information
Additional information relating to the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and the Company’s website at www.newfoundgold.ca.